

December 22, 2022

Anthony Terry
Executive Vice President and Chief Financial Officer
Marriott Vacations Worldwide Corporation
9002 San Marco Court
Orlando, FL 32819

> **Re: Marriott Vacations Worldwide Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-35219**

Dear Anthony Terry:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA, page 41

1.   We note your adjustment for certain items to arrive at Adjusted EBITDA. We further note this adjustment includes $93 million of ILG Acquisition and integration related costs for 2021 and $62 million of ILG Acquisition-related costs for 2020. In addition, we note that you adjust for $67 million of ILG integration related costs to arrive at Adjusted EBITDA for the nine months ended September 30, 2022. Given that the ILG acquisition occurred in September 2018, please clarify for us the nature of these costs. In addition, please tell us if you consider such costs to be normal, recurring, cash operating expenses and how you made that determination. In your response, please address if these expense occur repeatedly or occasionally. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Consolidated Statements of Income, page 74

2.   We note your line item for transaction and integration costs appears to be classified as a non-operating expense and that $93 million of such costs in 2021, $63 million of such costs in 2021, and $67 million of such costs for the nine months ended September 30, 2022 relate to ILG Acquisition and integration related costs. In light of the ILG Acquisition taking place in 2018, please clarify for us the nature of such expenses and tell us what consideration you gave to classifying these expenses as operating expenses. Please refer to Rule 5-03 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kathy Pighini